Delta Natural Gas Company, Inc.

2012 Annual Report

Our Mission …

Delta will provide premier natural gasservices while having a positive impact on customers, employees and shareholders.

To Our Shareholders …

Fiscal 2012 has been a challenging year but a good year for Delta. Earnings per share were $.85 in 2012 compared with $.95 in 2011.

Our dedicated employees have worked very hard this past year to adapt to the weather challenges and to continue to provide excellent service to our customers. I sincerely thank each of them for their efforts on behalf of Delta in 2012.

We are encouraged about Delta's future prospects. Natural gas prices have remained stable and at historically low levels. This continues natural gas in a favorable position as the energy of choice for customers. In addition to traditional uses for space and water heating, natural gas is being considered as the fuel of the future for electric generation as well as a vehicular fuel. We are considering ways that we can help such uses develop further in Kentucky in order to help lessen our country's dependence on oil and to help improve the environment.

Delta's Board of Directors approved a two-for-one split of Delta's common shares outstanding and the shares were distributed on May 1, 2012.  The Company's stock price and dividends per share were adjusted to reflect the split. Our stock price has increased and maintained a higher level with increased trading volume since the split. Delta's stock has recently been included in the Russell 3000 index as a result of the recent growth in the Company's market capitalization.

At its August 23, 2012 meeting, Delta's Board of Directors increased the dividend on common stock to $.18 per common share, approximately a 3 per cent increase on an annual basis.

It was with regret that we received Linda K. Breathitt's resignation in May, 2012 from our Board of Directors. Ms. Breathitt served on our board for five years and resigned to take a gubernatorial appointment as a Commissioner on the Kentucky Public Service Commission. We greatly appreciate Ms. Breathitt's service on our board and acknowledge her positive contributions to Delta.  We will miss her experience and judgement. We wish her the very best in her service as a Commissioner.

Our Board of Directors appointed Edward J. Holmes to serve out Ms. Breathitt's unexpired board term. We are pleased to have Mr. Holmes involved as a member of Delta's Board of Directors.  His business and regulatory experience will be an asset to Delta and its customers.  We welcome Mr. Holmes' participation and look forward to his future contributions.

It is with great sadness that we acknowledge the death of Harrison D. Peet, the Company's founder, on April 2, 2012. Mr. Peet, or "Peet" as he was also affectionately known, started Delta in 1949. He provided leadership and guidance to Delta for many years and shaped Delta into the company it is today. His vision and judgement helped Delta to grow and develop. Mr. Peet was a good friend and mentor to me, as well as to many others at Delta, and he will be greatly missed.

Thank you for your interest in Delta and your continuing support of the company.

Sincerely,

Glenn R. Jennings
Chairman of the Board
President and Chief Executive Officer

August 24, 2012

Mr. Peet . . .

RESOLVED, that Delta's Board of Directors acknowledges with great sadness the death on April 2, 2012 of Harrison D. Peet, Founder and Emeritus Chairman of the Board of Directors, and recognizes his 55 years of outstanding service on the Board of Directors; and

RESOLVED FURTHER, that Delta's Board of Directors affirms their appreciation for Harrison D. Peet's leadership, foresight, judgment and wisdom that he provided for many years as Delta's Chairman of the Board, President and Chief Executive Officer, and for the significant contributions he made to the Company as he led Delta in its formative stages and through many years of significant growth and improvement; and

RESOLVED FURTHER, that Delta's Board of Directors regards Harrison D. Peet as a great personal friend and mentor to each of us, and with great joy remembers him and his life and honors his memory not only as the one who conceived, founded and led Delta but who in so many ways was Delta; and

RESOLVED FURTHER, that Delta's Board of Directors will strive to direct Delta's business efforts and govern Delta in the spirit of courage, excellence, determination and compassion as exemplified by its founder; and

RESOLVED FURTHER, that Delta's Board of Directors expresses their sincere condolences and best wishes to Harrison D. Peet's family.

Adopted by the Board of Directors of Delta Natural Gas Company, Inc. at its meeting held on May 17, 2012.

Selected Financial Information …
For the Years Ended June 30	2012	2011	2010	2009	2008

Summary of Operations ($)

Operating revenues (a)(b)	74,078,322	83,040,251	76,422,068	105,636,824	112,657,117

Operating income (a)(b)(c)	13,265,228	14,061,794	12,904,494	12,793,200	15,663,736

Net income (a)(b)(c)	5,783,998	6,364,895	5,651,817	5,210,729	6,829,868

Basic and diluted earnings per common share (a)(b)(c)(d)	.85	.95	.85	.79	1.04

Cash dividends declared per common share (d)	.70	.68	.65	.64	.62

Total Assets ($)	182,895,363	174,896,239	168,632,420	162,505,295	170,814,856

Capitalization ($)

Common shareholders' equity	66,220,407	63,767,184	60,760,170	58,999,182	57,593,585

Long-term debt	56,500,000	56,751,006	57,112,000	57,599,000	58,318,000

Total capitalization	122,720,407	120,518,190	117,872,170	116,598,182	115,911,585

Short-Term Debt ($)(e)	1,500,000	1,200,000	1,200,000	4,853,103	8,028,791

Capital Expenditures	7,337,115	8,123,479	5,275,194	8,422,433	5,563,667

(a)	We implemented new regulated base rates as approved by the Kentucky Public Service Commission in October, 2007 and the rates were designed to generate additional annual revenue of $3,920,000.

(b)	We implemented new regulated base rates as approved by the Kentucky Public Service Commission in October, 2010 and the rates were designed to generate additional annual revenue of $3,513,000, with a $1,770,000 increase in annual depreciation expense.

(c)	We recorded a non-recurring $1,350,000 gas in storage inventory adjustment at December 31, 2008.

(d)	As a result of a two-for-one stock split distributed on May 1, 2012, all amounts related to shares, share prices, earnings per share and dividends per share have been retroactively restated.

(e)	Includes current portion of long-term debt.

The liquids extraction facility at Delta's underground storage field

Board of Directors ...

Lanny D. Greer (c) Retired Chairman of the Board and President, First National Financial Corporation and First National Bank (commercial banking), Manchester, Kentucky

Edward J. Holmes (c) President, EHI Consultants (planning and design services), Lexington, Kentucky

Glenn R. Jennings (b)*  Chairman of the Board, President and Chief Executive Officer

Michael J. Kistner (b) (c)* Consultant, MJK Consulting (financial consulting), Louisville, Kentucky

Lewis N. Melton (a)* (b)   Civil Engineer, Vaughn &Melton Consulting Engineers, Inc. (consulting engineering), Middlesboro, Kentucky

Arthur E. Walker, Jr.  (a) President, The Walker Company (general and highway construction), Mount Sterling, Kentucky

Michael R. Whitley (a) (b) Lead Director; Retired Vice Chairman of the Board, President and Chief Operating Officer, LG & E Energy Corp. (diversified utility), Louisville, Kentucky

(a) Member of Corporate Governance and Compensation Committee
(b) Member of Executive Committee
(c) Member of Audit Committee
 *   Committee Chair

Officers …

John B. Brown
Chief Financial Officer, Treasurer and Secretary

Johnny L. Caudill
Vice President – Distribution

Glenn R. Jennings
Chairman of the Board, President and Chief Executive Officer

Brian S. Ramsey
Vice President – Transmission and Gas Supply

Matthew D. Wesolosky
Vice President - Controller

Corporate Information…

Shareholders'  Inquiries

Communications regarding stock transfer requirements, lost certificates, changes of address or other items may be directed to Computershare Investor Services, LLC, the Transfer Agent and Registrar.  Communications regarding dividends, the above items or any other shareholder inquiries may be directed to:  Emily P. Bennett, Director - Corporate Services, Delta Natural Gas Company, Inc., 3617 Lexington Road, Winchester, Kentucky 40391, email: ebennett@deltagas.com.

Independent Registered Public Accounting Firm

Deloitte & Touche LLP
Suite 2000
111 Monument Circle
Indianapolis, Indiana  46204

Disbursement Agent, Transfer Agent and Registrar for Common Shares;
Dividend Reinvestment and Stock Purchase Plan Administrator and Agent

Computershare Investor Services, LLC
P.O. Box 43036
Providence, RI  02940-3036
1-888-294-8217

2012 Annual Report

This annual report and the financial statements contained herein are submitted to the shareholders of the Company for their general information and not in connection with any sale or offer to sell, or solicitation of any offer to buy, any securities.

2012 Annual Meeting

The annual meeting of shareholders of the Company will be held at the General Office of the Company in Winchester, Kentucky on November 15, 2012 at 10:00 a.m.  Proxies for the annual meeting will be requested from shareholders when notice of meeting, proxy statement and form of proxy are mailed on or about October 4, 2012.

Dividend Reinvestment and Stock Purchase Plan

This plan provides shareholders of record with a convenient way to acquire additional shares of the Company's common stock without paying brokerage fees.  Participants may reinvest their dividends and make optional cash payments to acquire additional shares.  Computershare Investor Services, LLC administers the Plan and is the agent for the participants.  For more information, inquiries may be directed to Emily P. Bennett, Director - Corporate Services, Delta Natural Gas Company, Inc., 3617 Lexington Road, Winchester, Kentucky 40391, e-mail: ebennett@deltagas.com.

Delta Natural Gas Company, Inc. is proud to sponsor Defend My Dividend, a national grassroots advocacy campaign that gives utility investors a powerful and unified voice with a single mission: to make permanent the current 15 percent dividend tax rate. The campaign is sponsored by various associations, organizations and companies, with the support of their members, employees, retirees and shareholders.

For more information, visit www.DefendMyDividend.org.

Delta Natural Gas Company, Inc.
3617 Lexington Road
Winchester, Kentucky 40391
Phone: 859.744.6171
Fax: 859.744.6552
www.deltagas.com